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                              March 29, 2021

       Jide Zeitlin
       Co-Chief Executive Officer
       bleuacacia ltd
       c/o The Keffi Group Ltd
       500 Fifth Avenue
       New York, New York 10110

                                                        Re: bleuacacia ltd
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 2,
2021
                                                            CIK No. 0001843370

       Dear Mr. Zeitlin:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Summary, page 1

   1. At the top of page 13, in discussing the exercise period, you state that you are not registering the shares
issuable upon exercise of the warrants at this time. You also have a risk factor to this
effect on page 62. However, you have listed these shares in the registration fee table
as a class of security being registered. Please clarify.
 Jide Zeitlin
FirstName   LastNameJide Zeitlin
bleuacacia ltd
Comapany
March        Namebleuacacia ltd
       29, 2021
March2 29, 2021 Page 2
Page
FirstName LastName
Risk Factors
Our warrant agreement will designate the courts of the State of New York..., page 66

2. We note that the forum selection provision in the warrant agreement applies to Securities
         Act claims. Please revise your risk factor on page 66 to clearly state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Please also revise your disclose to note the risk that the provision may result in increased costs for investors to bring a claim.
       You may contact Eric Atallah at (202) 551-3663 or Daniel Gordon at (202) 551-3486 if
you have questions regarding the financial statements and related matters. Please contact Abby
Adams at (202) 551-6902 or Laura Crotty at (202) 551-7614 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Valerie Ford Jacob, Esq.